Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A publicly listed company	NIRE 35300010230

Authorized capital: up to 8,784,600,000 shares

Subscribed and paid-up capital: R$97,148,000,000.00 – 6,536,090,232 shares

Convening Notice

EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. are hereby invited by the Board of Directors to the Company’s Extraordinary General Stockholders’ Meeting to be held on July 27, 2018 at 3:00 p.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City and State of São Paulo, with the purpose to resolve upon:

1.	the stock split by 50% of the current 6,536,090,232 book-entry shares with no par value, of the Company’s capital stock, of which 3,305,526,906 are common shares and 3,230,563,326 are preferred shares – as a consequence, stockholders will receive one (1) new share for each two (2) shares of the same type they own and, in the foreign market, investors will receive one (1) new ADR (American Depositary Receipt) for each two (2) ADRs they own, so that the ADRs will continue to be traded in the proportion of one (1) preferred share of the Company for one (1) ADR;

2.	the increase in the limit of authorized capital in proportion to the stock split by 50% in shares so that the Company can be authorized to increase the capital, upon a resolution of the Board of Directors, regardless of amendments to the Bylaws, up to the limit of thirteen billion, one hundred seventy-six million and nine hundred thousand (13,176,900,000) shares, of which six billion, five hundred and eighty-eight million, four hundred and fifty thousand (6,588,450,000) are common shares and six billion, five hundred and eighty-eight million, four hundred and fifty thousand (6,588,450,000) are preferred shares;

3.	the installation of the Fiscal Council on a permanent basis;

4.	the amendment of the Bylaws to (i) record the new composition of the capital stock in Article 3, head provision; (ii) record the new limit of authorized capital in item 3.1.; and (iii) provide for the permanent operation of the Fiscal Council in Article 11; and

5.	the consolidation of the Bylaws with the amendments mentioned in item “4” above.

The full description of the matters proposed, as well as their justification, may be found in the General Stockholders Meetings’ Manual.

The documents to be reviewed at the Meeting are available to Stockholders on the Company’s Investor Relations website (www.itau.com.br/relacoes-com-investidores), as well as on the websites of the CVM (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br).

In order to exercise their rights, Stockholders must attend the General Stockholders’ Meetings bearing their identity document.

The Stockholders may be represented in General Stockholders’ Meeting by an attorney-in-fact pursuant to Article 126 of Law 6,404/76, conditional on the attorney-in-fact bearing an identity document and the following documents substantiating the validity of their power of attorney (we require that any documents issued abroad to be consularized or apostilled and to be accompanied by the respective sworn translation). We clarify that it is not mandatory that the representative of the Legal Entity Stockholder be a Stockholder, member of the Company’s management or a Lawyer.

a)	Legal Entities in Brazil: a notarized copy of the articles of association/Bylaws of the represented legal entity, proof of election of management members and the corresponding power of attorney with signature notarized by a public notary’s office.

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b)	Individuals in Brazil: a power of attorney with signature notarized by a public notary’s office.

In order to facilitate the conduction of the Meeting, the Company recommends that Stockholders represented by attorneys-in-fact send a copy of the documents listed above by mail or messenger up to 12 noon of July 25, 2018 to:

Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos

Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º andar

Parque Jabaquara, São Paulo (SP) - CEP 04344-902

or email to drinvest@itau-unibanco.com.br.

To encourage Stockholders´ participation at the General Stockholders’ Meeting, the Company has implemented a remote voting system in conformity with CVM Instruction No. 481/09, as amended, enabling Stockholders to send remote voting forms (i) directly to the Company, or (ii) to their respective custody agents, in case shares are deposited at a central depository, or (iii) to Itaú Corretora de Valores S.A., the financial institution hired by the Company for providing bookkeeping services, in accordance with the procedures described in the General Stockholders’ Meeting Manual.

In order to organize entry to the Meeting, admission of Stockholders to the Company’s head office will be permitted from 2:00 p.m. onward.

São Paulo (SP), June 27, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer